OMB APPROVAL


UNITED STATES
OMB Number:
3235-0145


SECURITIES AND EXCHANGE COMMISSION
Expires:
October 31, 1994


Washington, D.C.  20549
Estimated average
burden



hours per response
. . . 14.90

SCHEDULE 13G
Under the Securities Exchange
Act of 1934
(Amendment No. 1)*
KAUFMAN AND BROAD HOME CORPORATION

(Name of Issuer)

Special Common Stock, par value $1.00

(Title of Class of Securities)


486168206


(CUSIP Number)





Check the following box if a fee is being paid with this statement

.  (A fee is not required
only if the filing

person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2/92)

CUSIP No.
	486168206
13G
Page
		2
of
		4
Pages


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	CS First Boston, Inc.
	13-2853402







2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*






(a
)





(b
)
X








3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION


	State of Delaware







NUMBER OF
5
SOLE VOTING POWER
	-0- Shares of Special Common Stock, par value
$1.00.

SHARES
BENEFICIALLY
OWNED BY
EACH
6
SHARED VOTING POWER
	-0-

REPORTING
PERSON
WITH
7
SOLE DISPOSITIVE POWER
	-0- Shares of Special Common Stock, par value
$1.00.


8
SHARED DISPOSITIVE POWER
	-0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
- -0- Shares of Special Common Stock, par value $1.00.

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	N/A

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	-0-

12
TYPE OF REPORTING PERSON*
	HC

*SEE INSTRUCTION BEFORE FILLING OUT!



Amendment No. 1

	This Amendment No. 1
amends a Schedule 13G
previously filed by CS First
Boston, Inc. (formerly known as
CS First Boston Group, Inc.,
herein "CSFBI"), dated February
9, 1994 (the
"Schedule 13G"), and relates to
the Special Common Stock, par
value $1.00, of Kaufman and
Broad Home Corporation (the
"Shares").  Except as provided
otherwise, the information set
forth herein is as of December
31, 1994.  All capitalized
terms used and not otherwise
defined herein shall have the
meanings ascribed to such terms
in the Schedule 13G.

Items 4(a),(b),(c) and 5 are
hereby replaced by the
following:

Item
4.
Ownership*

(a)
Amount Beneficially Owned:
- -0- Shares of Special Common Stock, par value $1.00


(b)
Percent of Class:
- - 0 -

(c)
Number of shares as to which such person has:


(i)
sole power to vote or to direct the vote



	-0- Shares of Special Common Stock, par value $1.00


(ii
)
shared power to vote or to direct the vote



	-0-


(ii
i)
sole power to dispose or to direct the disposition of



	-0- Shares of Special Common Stock, par value $1.00


(iv
)
shared power to dispose or to direct the disposition of



	-0-

Item
5.
Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following x.






SIGNATURE

After reasonable inquiry
and to the best of my
knowledge and belief, I
certify that the
information set forth in
this statement is true,
complete and correct.



CS FIRST BOSTON, INC.



Agnes Reicke
Director and Secretary


Date


* 100% of the outstanding
Voting Common Stock of CS
First Boston, Inc. ("CSFBI")
and approximately 74% of the
outstanding Non-Voting Common
Stock of CSFBI is owned by CS
Holding.  Through its
ownership of Common Stock of
CSFBI, CS Holding, for
purposes of the federal
securities laws, may be deemed
to ultimately control CSFBI.
CS Holding, its executive
officers and directors and its
direct and indirect
subsidiaries, in addition to
CSFBI, may beneficially own
Shares of the issuer and such
Shares are not reported in
this Statement.  CS Holding
disclaims beneficial ownership
of Shares beneficially owned
by its direct and indirect
subsidiaries, including CSFBI.
41570005.CTD            Page 4 of 4 pages

41570005.CTD



41570005.CTD

41570005.CTD            Page 3 of 4 pages